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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

Metropolitan Venture Partners II, L.P.
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

257 Park Avenue South, 15th Floor
--------------------------------------------------------------------------------
                                    (Street)

New York,                             NY                 10010
--------------------------------------------------------------------------------
   (City) (State) (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

Direct Insite Corp. ("DIRI")
--------------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4. Statement for Month/Day/Year

January 2, 2003
--------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     [x] Director(1) [x] 10% Owner [ ] Officer (give title below) [_] Other (specify below)


--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)

     [ ]  Form filed by One Reporting Person
     [x]  Form filed by More Than One Reporting Person
--------------------------------------------------------------------------------


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================


                                                                                                5.              6.
                                        2A.                      4.                             Amount of       Owner-
                                        Deemed                   Securities Acquired (A) or     Securities      ship
                            2.          Execution   3.           Disposed of (D)                Beneficially    Form:     7.
                            Transaction Date,       Transaction  (Instr. 3, 4 and 5)            Owned Following Direct    Nature of
                            Date        if any      Code         ------------------------------ Reported        (D) or    Indirect
1.                          (Month/     (Month/     (Instr. 8)                   (A)            Transaction(s)  Indirect  Beneficial
Title of Security           Day/        Day/        ------------     Amount      or     Price   (Instr. 3       (I)       Ownership
(Instr. 3)                  Year)       Year)        Code     V                  (D)            and 4)          (Instr. 4)(Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).


                                                                       (Over)
                                                              SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          10.
                                                                                                          Number
                                                                                                          Owner-
                                                                                                          of
                                                                                                          ship
                                                                                                          Deriv-
                                                                                                          Form
             2.                                                                                           ative     of
             Conver-                           5.                              7.                         Secur-    Deriv-   11.
             sion                              Number of                       Title and Amount           ities     ative    Nature
             or               3A.              Derivative    6.                of Underlying     8.       Bene-     Secur-   of
             Exer-            Deemed  4.       Securities    Date              Securities        Price    ficially  ity:     In-
             cise     3.      Execu-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct   direct
             Price    Trans-  tion -  action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or   Bene-
1.           of       action  Date,   Code     of(D)         (Month/Day/Year)            Amount  ative    Reported  In-      ficial
Title of     Deriv-   Date    if any  (Instr.  (Instr. 3,    ----------------            or      Secur-   Trans-    direct   Owner-
Derivative   ative    (Month/ (Month/ 8)       4, and 5)     Date     Expira-            Number  ity      action(s) (I)      ship
Security     Secur-   Day/    Day/    ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)   Year)   Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred
Stock, par
value
$0.0001 per                                                                    Common                                       See
share       $2.14(2)  1/2/03           P   A   23,365       1/2/03     n/a     Stock    233,650  $21.40(2) 116,823   I(3)   Note. 3
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

1. Metropolitan Venture Partners II, L.P. ("MetVP") may be deemed to be a director for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by reason of its right to nominate one person to serve on the Board of Directors of Direct Insite Corp. (the "Company") in accordance with the terms and conditions of a Stock Purchase and Registration Rights Agreement dated as of September 25, 2002 by and between MetVP and the Company.

2. The reported number of shares of Common Stock underlying the Series A Convertible Preferred Stock reflects the initial conversion rate of 1-for-10 (the ratio of the current liquidation value of the Series A Convertible Preferred Stock of $21.40, to the current conversion price of $2.14) pursuant to the terms of the Series A Preferred Stock.

3. Metropolitan Venture Partners (Advisors), L.P. ("MetVP Advisors") is the general partner of MetVP. Metropolitan Venture Partners Corp. ("MetVP Corp") is the general partner of MetVP Advisors. MetVP Advisors and MetVP Corp. may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own all of the securities disclosed on this Form 3. Pursuant to Rule 16a-1(a)(4) under the Exchange Act, this filing shall not be deemed an admission that MetVP Advisors or MetVP Corp, for purposes of Section 16 of the Exchange Act or otherwise, are the beneficial owners of the securities beneficially owned by MetVP in excess of the amount of their respective pecuniary interests in such securities, and MetVP Advisors and MetVP Corp disclaim beneficial ownership of such shares.


                                   METROPOLITAN VENTURE PARTNERS II, L.P.

                                   By:  METROPOLITAN VENTURE PARTNERS
                                        (Advisors), L.P., as general partner

                                   By:  METROPOLITAN VENTURE PARTNERS CORP.,
                                        as general partner


                                   By: /s/ Michael Levin
                                      ------------------------------
                                   Name:  Michael Levin
                                   Title: Vice President of Finance

                                   January 2, 2003
                                   ---------------
                                        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             Joint Filer Information


Name:                   Metropolitan Venture Partners (Advisors), L.P.

Address:                257 Park Avenue South
                        New York, New York 10010

Designated Filer:       Metropolitan Venture Partners II, L.P.

Date of Event
Requiring Statement:    January 2, 2003

Signature:              Metropolitan Venture Partners (Advisors), L.P.

                        By: Metropolitan Venture Partners Corp.,
                            its General Partner


                        By: /s/ Michael Levin
                           -----------------------------
                        Name:  Michael Levin
                        Title: Vice President of Finance

                             Joint Filer Information


Name:                   Metropolitan Venture Partners Corp.

Address:                257 Park Avenue South
                        New York, New York 10010

Designated Filer:       Metropolitan Venture Partners II, L.P.

Date of Event
Requiring Statement:    January 2, 2003

Signature:              Metropolitan Venture Partners Corp.


                        By: /s/ Michael Levin
                           --------------------------------
                        Name:  Michael Levin
                        Title: Vice President of Finance